VIA EDGAR

June 26, 2024

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Charles Eastman

Claire Erlanger

Re:	Topgolf Callaway Brands Corp. Form 10-K for the Fiscal Year Ended December 31, 2023 Form 8-K furnished February 13, 2024 Response Dated May 30, 2024 File No. 001-10962

Dear Mr. Eastman and Ms. Erlanger:

We are in receipt of the comment letter, dated June 11, 2024, from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (“SEC”) regarding the above-referenced filings for Topgolf Callaway Brands Corp. (the “Company”). Set forth below are the Staff’s comments followed by the Company’s responses thereto.

Response Dated May 30, 2024

Form 8-K furnished February 13, 2024

Exhibit 99.1 Earnings Release, page 2

1.

We note from your response to our prior comment 4, that you have proposed to present a revised table of non-GAAP results as presented in Exhibit A. Please revise to remove the net revenues line item from the non-GAAP results table, as that amount appears to reflect GAAP net revenues and could be confusing for the reader.

Response: We respectfully acknowledge the Staff’s comment. In future filings, the Company will continue to include net revenues in its non-GAAP results table when accompanied by non-GAAP constant currency net revenue measures, but will not include net revenues in its non-GAAP results table if no non-GAAP constant currency net revenues measures are presented therein.

Topgolf Callaway Brands Corp. 2180 Rutherford Road Carlsbad, CA 92008-7328 T (760) 931 1771

United States Securities and Exchange Commission

Division of Corporation Finance

June 26, 2024

Form 10-K for the Year Ended December 31, 2023

Results of Operations

Net Income, Diluted Earnings Per Share and Reconciliation of Non-GAAP Measures, page 58

2.

We note from your response to our prior comment 1, that in connection with your decision to exit the business of developing new mobile gaming applications and abandon and retire the Shankstars game, you recognized impairment charges of $11.7 million and employee costs and other miscellaneous charges of $1.0 million associated with abandoning the game. Please identify for us the assets impaired, including the line items on the balance sheet that were affected by this impairment. If any amounts were related to inventory, please specify that amount.

Response: The Company respectfully advises the Staff that the $11.7 million of assets impaired were related to capitalized software development costs which are within property, plant and equipment on the Company’s consolidated balance sheet. The other miscellaneous charges of $1.0 million were related to employee costs directly associated with the unwinding of the game. None of the amounts recognized were related to inventory.

3.

We note from your response to our prior comment 2, that in 2023 the $19.4 million adjustment included $5.4 million for the amortization of customer and distributor relationships associated with the acquisitions of Jack Wolfskin and TravisMathew, in addition to reacquired distribution rights in the Korea apparel market, and $5.4 million related to the amortization of customer relationships and acquired developed technology. Please tell us the difference between these amounts which both appear to be related to the amortization of customer relationships and other intangibles. Similarly, we also note that in 2022 the $21.8 million adjustment included $5.4 million for the amortization of customer and distributor relationships associated with the acquisitions of Jack Wolfskin, TravisMathew and OGIO, in addition to reacquired distribution rights in the Korea apparel market, and $6.1 million related to the amortization of customer relationships and acquired developed technology. Please advise.

Response: The Company respectfully advises the Staff that in its May 30, 2024 response, the information pertaining to the amortization of acquired intangibles was grouped by transaction, with information relating to the Topgolf merger presented separately from information relating to the Company’s other acquisitions, which include Jack Wolfskin, TravisMathew, OGIO and the reacquired distribution rights in the Korea apparel market. To provide additional clarity as to the total amounts of amortization excluded that relate to customer and distributor relationships, reacquired distribution rights and acquired developed technology, the Company has provided a further breakout in the table below:

	December 31,
	2023				2022
Intangible asset type ($ in millions)	Jack Wolfskin, TravisMathew & OGIO	Topgolf	Korea Apparel Market	Total	Jack Wolfskin, TravisMathew & OGIO	Topgolf	Korea Apparel Market	Total
Customer and distributor relationships	$3.3	$0.3	$—	$3.6	$3.3	$1.0	$—	$4.3
Reacquired distribution rights	—	—	2.1	2.1	—	—	2.1	2.1
Acquired developed technology	—	5.1	—	5.1	—	5.1	—	5.1

	$3.3	$5.4	$2.1	$10.8	$3.3	$6.1	$2.1	$11.5

4.

We note from your response to our prior comment 2 that your Non-Cash Acquisition Amortization and Depreciation adjustment in both 2023 and 2022, includes an amount related to the depreciation of the purchase accounting adjustment to step-up acquired PP&E to its fair value. It appears to us that this results in presenting a non-GAAP measure that substitutes individually tailored recognition and measurement methods given that it adjusts for partial depreciation expense. Please revise your non-GAAP measures to remove this adjustment in future filings. Refer to Question 100.04 of the SEC Staff’s Non- GAAP Compliance and Disclosure Interpretations.

United States Securities and Exchange Commission

Division of Corporation Finance

June 26, 2024

Response: We respectfully acknowledge the Staff’s comment and advise the Staff that, in future filings, the Company will not make an adjustment to its GAAP results related to the depreciation of the step-up in acquired PP&E to its fair value.

Please contact the undersigned at (760) 930-5891 or Heather McAllister, Senior Vice President, General Counsel & Corporate Secretary, at (760) 804-4368 if you have any further questions or require any further information.

Very truly yours,

/s/ Jennifer Thomas
Jennifer Thomas
Senior Vice President, Chief Accounting Officer